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EXHIBIT 99.1


                                  ALTAREX CORP.
                            1998 FIRST QUARTER REPORT




To our Shareholders:

     AltaRex continues to implement its strategy of accelerating progress in achieving corporate partnering, clinical trial execution, and ultimately U.S. market commercialization of its cancer immunotherapeutic drugs from its Anti-idiotype Induction Therapy (AIT(TM)) technology platform. AIT(TM) technology is the Company's proprietary murine antibody approach designed to induce the human immune system to mount a highly effective anti-tumor response.

     AltaRex is now a highly focused immunotherapy company and as a result of this strategy, the Company has declined its North American option for Treosulfan, a patent-expired chemotherapeutic product registered in Europe to MEDAC GmbH of Hamburg, Germany. AltaRex has also discontinued most of its research efforts in ImmunoRadio Therapy (IRT(TM)), ImmunoPhotodynamic Therapy (IPT(TM)) and diagnostics. The Company will now commit its resources to areas where cancer patients and shareholders will share the greatest potential rewards.

     AltaRex currently has four AIT(TM) based immunotherapeutic products for solid tumors in various stages of research and clinical development. These include its OvaRex(TM) product for ovarian cancer, its BrevaRex(TM) product for breast cancer, its GivaRex(TM) product for colorectal cancer and its ProstaRex(TM) product for prostate cancer. The Company believes that one or more of these AIT(TM) products could also be effective for lung, stomach and pancreatic cancers.

     Key milestones for AltaRex include the initiation in mid-1998 of an open Phase II OvaRex(TM) trial for the treatment of ovarian cancer patients with evaluable disease. This Canadian trial is scheduled to be completed by mid-1999 and will be conducted concurrently with the ongoing North American OvaRex(TM) trial. The Company believes that the results from this trial will help to support its corporate partnering efforts and will add additional prospective clinical and surrogate marker data to an already rich data base compiled from a retrospective analysis of patients treated with an earlier OvaRex(TM) product in Germany.

     AltaRex has recently amended its potentially pivotal North American Phase IIb trial in order to complete the trial in three years, or in the first half of 2001. The U.S. arm of these trials began patient treatment in early April. As of mid-April, the Company had six centers with Institutional Review Board (IRB) approval in the U.S. and expects to have eighteen by the end of June 1998. As of mid-April, approximately 65 patients had been entered into the Canadian arm of the trial.


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     AltaRex presently plans to initiate a Phase I U.S. OvaRex(TM) trial with cell culture based murine antibody in early 1999. This trial will be designed to allow the Company to establish safety and preliminary bio-equivalence to its current "ascites" based murine antibody product. The Company also expects to initiate a Phase I North American trial for its BrevaRex(TM) product (cell culture based material) in the second half of 1998.

     During the quarter, AltaRex presented BrevaRex(TM) related research at the annual meeting of the American Association for Cancer Research. Results of the research demonstrated the presence of both a humoral and cellular anti-idiotypic immune response after a series of injections into breast cancer bearing mice, providing further promise of success for the Company's AIT(TM) technology platform. The significance of these findings is that we were able to elicit a measurable idiotypic immune response that may ultimately be applied to the treatment of breast cancer in women.

     During the first quarter the Chairman announced the appointment of Georges Hibon to its Board of Directors. Mr. Hibon previously held the position of Chairman and CEO of Pasteur Merieux Connaught North America. The appointment of Mr. Hibon adds significantly to the strength of the board.

     In order to gain exposure to the crucial U.S. market, AltaRex will commence operations from a subsidiary located in Waltham, MA, just outside of Boston. A number of AltaRex professionals will, over the next four months relocate and direct business development, clinical, regulatory, contract manufacturing, and investor relations efforts from this location. Research, early product development and supporting staff, totaling over 35 individuals, will remain in Edmonton, Alberta, Canada. The Waltham office was operational on May 11th.

     The Company continues to make important progress and will report periodically on key milestones achieved in the coming 12-18 months. AltaRex has launched its corporate web site under the address WWW.ALTAREX.COM, and will continue to update shareholders via this site.

FINANCIAL HIGHLIGHTS

     For three months ending March 31, 1998, revenues were $260,000 compared with $188,000 for the same period in 1997. The higher revenues in 1998, which are derived mainly interest income, are primarily attributed to higher interest rates.

     The net loss for the three months ending March 31, 1998 was $2.5 million or $0.15 loss per share compared to $722,000 or $0.05 loss per share for the same period in 1997. The increased loss reflects the cost of supporting a higher level of activity in 1998 related to research, product development and clinical trials. This includes costs associated with the advancement of our potentially pivotal North American Phase IIb OvaRex(TM) trial.

     The cash and short-term investments balance as at March 31, 1998 was $22.6 million compared with $26.5 million on March 31, 1997 and $25 million on December 31, 1997.

     Except for historical information, this quarterly report contains forward-looking statements


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that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, patient enrollment rates, uncertainty of preclinical results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.


                                            /s/ Richard E. Bagley
                                            ----------------------------------
                                            Richard E. Bagley
                                            President & CEO



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

CONDENSED STATE OF OPERATIONS                                         Three Months Ended
(IN CANADIAN DOLLARS, UNAUDITED)                                           March 31
                                                                   -----------------------
                                                                   1998               1997
                                                                   ----               ----
Revenue ..................................................      $    259,941       $    187,898
                                                                ------------       ------------
Research and development .................................         2,163,613            718,125
General and administration ...............................           548,307            191,481
                                                                ------------       ------------
                                                                   2,711,920            909,606
                                                                ------------       ------------
Net loss for the period ..................................      $ (2,451,979)      $   (721,708)
                                                                ============       ============
Net loss per common share ................................      $      (0.15)      $      (0.05)
                                                                ============       ============
Weighted average number of common shares
outstanding ..............................................        16,488,391         15,379,335
                                                                ============       ============

CONDENSED BALANCE SHEET
(IN CANADIAN DOLLARS, UNAUDITED)                                          As at March 31
                                                                          --------------
ASSETS
Cash and short-term investments ..........................      $ 22,635,056       $ 26,492,317
Other current assets .....................................           346,507            377,669
Capital assets, net ......................................         1,705,396            615,922
                                                                ------------       ------------
                                                                $ 24,686,959       $ 27,485,908
                                                                ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities ......................................      $    869,493       $    293,340
Deferred lease credit ....................................           524,676                 --
Shareholders' equity .....................................        23,292,790         27,192,568
                                                                ------------       ------------
                                                                $ 24,686,959       $ 27,485,908
                                                                ============       ============

STATE OF CASH FLOWS                                                    Three Months Ended
(IN CANADIAN DOLLARS, UNAUDITED)                                            March 31
                                                                       -------------------
CASH USED IN OPERATING ACTIVITIES
Net loss .................................................      $ (2,451,979)      $   (721,708)
Add items not affecting cash:
  Depreciation and amortization ..........................           122,385             42,284
  Amortization of deferred lease
  credit .................................................           (31,000)                --
Net change in non-cash working capital balances ..........           202,557           (249,355)
                                                                ------------       ------------
                                                                  (2,158,037)          (928,779)
                                                                ------------       ------------
CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets ...............................          (245,013)          (182,996)
                                                                ------------       ------------
                                                                    (245,013)          (182,996)
                                                                ------------       ------------
CASH PROVIDED BY FINANCING
ACTIVITIES
Issue of common shares, net ..............................            36,000            388,143
                                                                ------------       ------------
                                                                      36,000            388,143
                                                                ------------       ------------
Net increase (decrease) in cash and short-term investments        (2,367,050)          (723,632)
Cash and short-term investments, beginning of period .....        25,002,106         27,215,949
                                                                ------------       ------------
Cash and short-term investments, end of period ...........      $ 22,635,056       $ 26,492,317
                                                                ============       ============